WOODSIDE
AUSTRALIAN ENERGY

02 JUL 11 AM 12:15

30 May 2002

02042483

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange.

- News Release in relation to North West Shelf signing LNG Sales Purchase Agreement, lodged with the Australian Stock Exchange ("ASX") on 29 May 2002.

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

Yours faithfully
WOODSIDE PETROLEUM LTD.

LYNNE KYLE
Corporate Assistant

dlo 7/12

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

WOODSIDE

AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Wednesday 29 May 2002
9.00AM (WST)

NORTH WEST SHELF SIGNS LNG SALES AND PURCHASE AGREEMENT

The North West Shelf LNG Sellers have signed sales and purchase agreements for the sale of up to 3.7 million tonnes of LNG over five years to Shell Eastern LNG (Shell). The agreement covers LNG supply between 2004 and 2009.

The NWS LNG Sellers and Shell had previously signed on 15 May 2001 a key terms agreement.

The actual volume is dependent on the volume of LNG that the North West Shelf LNG Sellers will commit to long-term customers in the core markets of Japan, Korea, China and Taiwan.

Shell will use the LNG to develop market opportunities outside of the core markets of the North West Shelf LNG Sellers.

Woodside Managing Director John Akehurst said on behalf of the Venture that the agreement represented a strong sign of confidence in the North West Shelf's ability to meet customers' energy needs.

"This is a very exciting time for the North West Shelf, with a major expansion under way of our onshore gas processing facilities in Western Australia, continued support from our existing customers and new LNG supply opportunities being sought in North Asia," Mr Akehurst said.

LNG for the agreement with Shell will be supplied from the build-up period of the North West Shelf's fourth LNG train at its onshore gas processing facilities on the Burrup Peninsula, Western Australia. The A$1.6 billion fourth train will have a capacity of 4.2 million tonnes of LNG per annum and is more than 30% complete. First LNG is expected in mid-2004.

A second offshore trunkline is being constructed as part of the overall expansion project. The A$800 million trunkline will link the North West Shelf Venture's offshore production and onshore gas processing facilities and will provide additional capacity to meet future gas supply demand from domestic and international customers.

The six equal Participants in the North West Shelf Venture are: Woodside Energy Ltd. (operator); BHP Billiton Petroleum (North West Shelf) Pty Ltd; BP Developments Australia Pty Ltd; Chevron Australia Pty Ltd; Japan Australia LNG (MIMI) Pty Ltd; and Shell Development (Australia) Proprietary Limited.

MEDIA INQUIRIES
Woodside Energy Ltd.
Tony Johnson, Senior Adviser External Affairs
W: (08) 9348 5034 M: (0417) 916 638